Employment Agreement

American Real Estate Acquisition Corporation

July 18, 2002

Employee Name:  Troy Renkemeyer

The following provisions set forth the terms of the employment agreement between American Real Estate Acquisition Corporation (“Employer”) and Troy Renkemeyer  (“Employee”).

1.

You will be compensated at an annual rate of Sixty Thousand Dollars ($60,000.00) paid monthly, or more frequent, before withholding of federal and state income taxes, social security, unemployment insurance, and other customary deductions.  However, no compensation shall accrue to Employee until Employer obtains sufficient capital to begin investing in real estate.  The compensation described herein shall not include amounts paid to Employee related to commissions earned by Employee for serving as a real estate agent in facilitating the purchase of real estate by Employer.  However, such payments shall only be made to Employee in the event, and to the extent the purchase price of such real estate is reduced by such amount, or paid by the seller of the real estate.

3.

You will work a the lesser of the total amount of time necessary to meet the operating needs of Employer, or twenty hours per month.

4.

You will be entitled to participate in Employer's medical insurance program, if one exists, and to such other employee benefits as Employer offers to all of its employees.  You will be reimbursed for One Hundred percent (100%) of your reasonable and documented travel and living expenses incurred in the course of your employment.

5.

You will be employed on an "AT WILL" basis.  That is, the terms of your employment shall continue unless terminated by either you or Employer.  Termination by Employer may be with or without cause, at any time.  The terminating party shall give the other party three working days notice prior to any termination.  Employer reserves the right to pay the equivalent of three days of your salary in lieu of this notice requirement.

6.

All work that you perform for Employer will be performed in our offices or as mutually agreed otherwise.

7

This Agreement is governed by the laws of the State of Kansas.

“Employer”

“Employee”

American Real Estate Acquisition Corporation

By:____________________________

____________________________

Troy Renkemeyer, President

Troy Renkemeyer